CONSENT

March 31, 2014

VIA EDGAR

United States Securities and Exchange Commission

Re:	Primero Mining Corp. (the "Company")
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company’s annual report on Form 40-F for the year ended December 31, 2013 to be filed by the Company with the United States Securities and Exchange Commission and any amendments thereto (the " Annual Report"). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2013 (the “AIF”).

I hereby consent to the use of my name in the Annual Report with reference to my involvement in the review and approval of the scientific and technical information contained in the following sections of the AIF:

  “Mining Activities – San Dimas Mine”;

  “Mining Activities – Black Box Complex”;

  “Exploration and Development – Cerro Del Gallo Project”

  “Mineral Reserves and Resources – San Dimas Mine”

  “Mineral Reserves and Resources – Cerro Del Gallo Project”.

Sincerely,

/s/ Gabriel Voicu
Gabriel Voicu, P.Geo